UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Quhuo Limited (the “Company”) is filing this Report on Form 6-K to provide its notice and form of proxy statement for its extraordinary general meeting of shareholders scheduled for October 8, 2025, Beijing Time.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including all the exhibits hereto, is incorporated by reference into the registration statements on Form S-8 (File No. 333-248884) and Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of the Company and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting
99.2	Form of Proxy for Extraordinary General Meeting
99.3	Form of Voting Instruction Card to Registered Holders of American Depositary Receipts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	September 11, 2025	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer